Exhibit 99.1

May 22, 2026

U.S. Securities and Exchange Commission

Office of the Chief Accountant

100 F Street, N.E.

Washington, D.C. 20549-2000

Dear Commissioners:

We have read the statements of the Report of Foreign Private Issuer on Form 6-K of mF International Limited (the “Registrant”) to be filed with the Securities and Exchange Commission on May 22, 2026. We agree with all statements pertaining to us. We have no basis on which to agree or disagree with the other statements of the Registrant contained therein.

Yours sincerely,

/s/ Summit Group CPAs, P.C.   (formerly known as “Yu Certified Public Accountant, P.C.”)